CUSIP No. 805423 10 0	Page 1 of 13 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 8)1

SAVVIS, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

805423 10 0

(CUSIP Number)

Welsh, Carson, Anderson & Stowe	William J. Hewitt, Esq.
320 Park Avenue, Suite 2500	Ropes & Gray LLP
New York, New York 10022	1211 Avenue of the Americas
Attention: Jonathan M. Rather	New York, New York 10036
Tel. (212) 893-9500	Tel. (212) 596-9000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 23, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

_____________________________

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 805423 10 0	Page 2 of 13 Pages

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if an Entity (Voluntary)
Welsh, Carson, Anderson & Stowe VIII, L.P.
2)	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	19,016,804 shares of Common Stock
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	19,016,804 shares of Common Stock
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,016,804 shares of Common Stock
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11) 36.1%
14)	Type of Reporting Person PN

CUSIP No. 805423 10 0	Page 3 of 13 Pages

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if an Entity (Voluntary)
Welsh, Carson, Anderson & Stowe VII, L.P.
2)	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	-0-
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	-0-
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11) -0-
14)	Type of Reporting Person PN

CUSIP No. 805423 10 0	Page 4 of 13 Pages

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if an Entity (Voluntary)
Welsh, Carson, Anderson & Stowe VI, L.P.
2)	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	-0-
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	-0-
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11) -0-
14)	Type of Reporting Person PN

CUSIP No. 805423 10 0	Page 5 of 13 Pages

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if an Entity (Voluntary)
WCAS Capital Partners II, L.P.
2)	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	-0-
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	-0-
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11) -0-
14)	Type of Reporting Person PN

CUSIP No. 805423 10 0	Page 6 of 13 Pages

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if an Entity (Voluntary)
WCAS Information Partners, L.P.
2)	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	-0-
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	-0-
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11) -0-
14)	Type of Reporting Person PN

CUSIP No. 805423 10 0	Page 7 of 13 Pages

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if an Entity (Voluntary)
WCAS Management Corporation
2)	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	8,856 shares of Common Stock
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	8,856 shares of Common Stock
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,856 shares of Common Stock
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11) less than 0.1%
14)	Type of Reporting Person CO

CUSIP No. 805423 10 0	Page 8 of 13 Pages

Amendment No. 8 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2000, Amendment No. 1 thereto filed on March 15, 2001, Amendment No. 2 thereto filed on March 20, 2002, Amendment No. 3 thereto filed on October 8, 2002, Amendment No. 4 thereto filed on December 30, 2004, Amendment No. 5 thereto filed on July 6, 2006, Amendment No. 6 filed on January 3, 2007 and Amendment No. 7 filed on February 28, 2007 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are hereby amended as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The information set forth below is based on an approximate total of 52,726,000 shares of Common Stock outstanding as of the date of this statement.

(a)

WCAS VIII and VIII Associates

WCAS VIII owns 19,016,804 shares of Common Stock, or approximately 36.1% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

WCAS VII and VII Partners

WCAS VII and VII Partners, as the general partner of WCAS VII, own no shares of Common Stock.

WCAS VI and VI Partners

WCAS VI and VI Partners, as the general partner of WCAS VI, own no shares of Common Stock.

WCAS CP II and CP II Partners

WCAS CP II and CP II Partners, as the general partner of WCAS CP II, own no shares of Common Stock.

WCAS IP and INFO Partners

WCAS IP and INFO Partners, as the general partner of WCAS IP, own no shares of Common Stock.

WCAS

WCAS owns 8,856 shares of Common Stock, or les than 0.1% of the Common Stock outstanding.

Managing Members of VIII Associates, General Partners of VII Partners, VI Partners, CP II Partners and INFO Partners and WCAS Principals

(i) Patrick J. Welsh owns 513,673 shares of Common Stock, or approximately 1.0% of the Common Stock outstanding.

CUSIP No. 805423 10 0	Page 9 of 13 Pages

(ii) Russell L. Carson owns 484,191shares of Common Stock, or approximately 0.9% of the Common Stock outstanding.

(iii) Bruce K. Anderson owns 522,147shares of Common Stock, or approximately 1.0% of the Common Stock outstanding.

(iv) Thomas E. McInerney 421,576 shares of Common Stock, or approximately 0.8% of the Common Stock outstanding.

(v) Robert A. Minicucci owns 92,408 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

(vi) Anthony J. deNicola owns 100,445 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

(vii) Paul B. Queally beneficially owns an aggregate 68,817 shares of Common Stock (61,032 directly and 7,785 indirectly, by the Paul & Anne-Marie Queally Foundation), or approximately 0.1% of the Common Stock outstanding.

(viii) Jonathan M. Rather owns 13,801shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(ix) D. Scott Mackesy owns 6,653 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(x) John D. Clark owns 7,497 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(xi) Sanjay Swani owns 6,696 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(b) The managing members of VIII Associates, the general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and the WCAS Principals may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP and WCAS, respectively. Each of the managing members of VIII Associates, the general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and the WCAS Principals disclaims beneficial ownership of all securities other than those he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member of VIII Associates and/or a general partner of VII Partners, VI Partners, CP II Partners and/or INFO Partners, and/or as a WCAS Principal, as the case may be, in the securities owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP and/or WCAS.

(c) On April 30, 2007, WCAS distributed 50,023 shares of Common Stock to certain of its affiliates. On May 23, 2007, WCAS VIII distributed in kind 5,000,000 shares of Common Stock to its partners, including 786,185 shares to VIII Associates (the “GP shares”), and VIII Associates distributed such GP shares to its members immediately thereafter .

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP or WCAS.

(e) Not Applicable.

CUSIP No. 805423 10 0	Page 10 of 13 Pages

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2007

WELSH, CARSON, ANDERSON & STOWE VIII, L.P.

By:/s/ David Mintz
Attorney-in-Fact

WELSH, CARSON, ANDERSON & STOWE VII, L.P.

By:/s/ David Mintz
Attorney-in-Fact

WELSH, CARSON, ANDERSON & STOWE VI, L.P.

By:/s/ David Mintz
Attorney-in-Fact

WCAS CAPITAL PARTNERS II, L.P.

By:/s/ David Mintz
Attorney-in-Fact

WCAS INFORMATION PARTNERS, L.P.

By:/s/ David Mintz
Attorney-in-Fact

WCAS MANAGEMENT CORPORATION

By:/s/ David Mintz
Attorney-in-Fact

CUSIP No. 805423 10 0	Page 11 of 13 Pages

POWER OF ATTORNEY

THE UNDERSIGNED hereby makes, constitutes and appoints David Mintz, Rona Drogy and William H. Hewitt (each, an “Attorney”), with full power of substitution, each a true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), one or more initial statements of beneficial ownership of securities, statements of changes in beneficial ownership of securities, annual statements of beneficial ownership of securities or information statements pursuant to Sections 16(a), 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and any other forms, certificates, documents or instruments that an Attorney deems necessary or appropriate in order to comply with the requirements of said Sections 16(a), 13(d) and 13(g) and such rules and regulations.

This Power of Attorney shall remain in effect until such time as a written revocation thereof is filed with the Commission.

Dated: May 1, 2007

Welsh, Carson, Anderson & Stowe VI, L.P.
By	WCAS VI Partners, L.P., its General Partner
By	/s/ Jonathan M. Rather
Attorney-in-Fact

CUSIP No. 805423 10 0	Page 12 of 13 Pages

POWER OF ATTORNEY

THE UNDERSIGNED hereby makes, constitutes and appoints David Mintz, Rona Drogy and William H. Hewitt (each, an “Attorney”), with full power of substitution, each a true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), one or more initial statements of beneficial ownership of securities, statements of changes in beneficial ownership of securities, annual statements of beneficial ownership of securities or information statements pursuant to Sections 16(a), 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and any other forms, certificates, documents or instruments that an Attorney deems necessary or appropriate in order to comply with the requirements of said Sections 16(a), 13(d) and 13(g) and such rules and regulations.

This Power of Attorney shall remain in effect until such time as a written revocation thereof is filed with the Commission.

Dated: May 1, 2007

WCAS Capital Partners II, L.P.
By	WCAS CP II, L.P., its General Partner
By	/s/ Jonathan M. Rather
Attorney-in-Fact

CUSIP No. 805423 10 0	Page 13 of 13 Pages

POWER OF ATTORNEY

THE UNDERSIGNED hereby makes, constitutes and appoints David Mintz, Rona Drogy and William H. Hewitt (each, an “Attorney”), with full power of substitution, each a true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), one or more initial statements of beneficial ownership of securities, statements of changes in beneficial ownership of securities, annual statements of beneficial ownership of securities or information statements pursuant to Sections 16(a), 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and any other forms, certificates, documents or instruments that an Attorney deems necessary or appropriate in order to comply with the requirements of said Sections 16(a), 13(d) and 13(g) and such rules and regulations.

This Power of Attorney shall remain in effect until such time as a written revocation thereof is filed with the Commission.

Dated: May 1, 2007

WCAS Information Partners, L.P.
By	WCAS INFO Partners, its General Partner
By	/s/ Jonathan M. Rather
Attorney-in-Fact

-13-